Exhibit 99.1

1st quarter results for FY 2014 (period ended 30 September 2013) Supplemental information to management discussion November 7, 2013 ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034 PRIMABIOMED1
Important Notice The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD; Deutsche Börse: YP1B.F). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please contact Prima BioMed and/or refer to the Company’s website for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. PRIMA BIOMED 2

Termination of Oncothyreon Agreements • License and Development Agreement (and subsequent amendments thereto) terminated as of October 2, 2013 • Termination clarifies that Prima has no ongoing obligations to Oncothyreon related to mucin 1 technology • If CVac would be approved for sale in the United States prior to expiration of certain mucin 1 patents of Oncothyreon in 2018, Prima may need to obtain a license at that time PRIMA BIOMED 3
Neopharm License • Binding term sheet for CVac License has been executed • Final agreement to be executed within 90 days • License to CVac granted for Israel and Palestine • 50/50 profit split on net profit after reimbursement of Prima manufacturing costs • Minor development milestone payments from Neopharm PRIMA BIOMED 4

CVac clinical development CAN-003 phase 2 top-line data reported September 18, 2013 Further analysis and updated data to be presented at Society for Immunotherapy of Cancer meeting on November 8, 2013 (poster presentation by Dr. Sharron Gargosky) Summary of outcomes on the four CAN-003 objectives: – Safety—CVac well tolerated and non-toxic – PFS—for all trial patients combined, no PFS difference; important and divergent trends between 1st and 2nd remission patient groups – Immune activity – CVac induces a mucin 1 specific T cell response – Overall survival – 8 patients have deceased; data is immature PRIMA BIOMED 5
CVac in second remission ovarian cancer CAN-003 protocol Kaplan Meier estimates of progression-free survival (PFS) in the intent to treat (ITT) population (20 randomized patients in second complete remission) PRIMABIOMED 6

CVac clinical trial design considerations – Strong PFS signal in second remission epithelial ovarian cancer patient population – Positive mucin 1-specific T cell response in CVac treated patients – Importance of Overall Survival as primary endpoint: • Based on available reported data in cancer immunotherapy field • Endpoint of commercially approved cancer immunotherapies • Based on regulatory correspondence PRIMA BIOMED 7
CAN-004 ovarian cancer protocol amendments No new enrollment of 1st remission patients; patients currently enrolled will be allowed to continue New cohort for analysis: • 210 patients in second remission • 1:1 randomization CVac vs. control group (observation only) • Primary endpoint = Overall Survival (OS) Goal -> robust standard for proof of clinical concept PRIMA BIOMED 8

CAN-301 pilot pancreatic cancer trial 40 resected pancreatic cancer patients Single-arm pilot trial Endpoints: • Overall survival • Immune response • Safety Goal -> data to add value to the CVac franchise & drive go/no-go decision on further clinical trials in pancreatic cancer PRIMA BIOMED 9
Financial results for 1st quarter FY 2014* Net cash outflow for the quarter: A$ 4.81 million Net cash outflow YTD for FY 2014: A$ 4.81 million Income received in Q1: A$ 100k (grants) A$ 230k (interest) Cash & term deposits at end of quarter: A$ 31.37 million Projected loss for total FY 2014: A$ 14 million *according to International Financial Reporting Standards (IFRS). Results to be read in conjunction Appendix 4C published in compliance with ASX listing rules. PRIMA BIOMED 10

American Depository Receipt Program 2.5 2 Total ADRs outstanding 1.5 Millions Net issued/canceled ADRs 1 for the month 0.5 0 Jul-13 Aug-13 Sep-13 Oct-13 Data provided from BNY Mellon as of November 4, 2013 PRIMA BIOMED 11
Core business objectives & outlook 1. Bring CVac to clear clinical proof of concept 2. Continue manufacturing optimization program to assure a clinically successful and commercially successful product 3. Based on compelling clinical data and cost effective product production, be in a position to launch well designed phase 3 trial and entice additional corporate partnerships 4. Utilize our advantages and our resources to thoughtfully assess value accretive opportunities PRIMA BIOMED 12